Exhibit 23.1

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 1 to Registration Statement No. 333-116019 of FIND/SVP, Inc. and subsidiaries on Form S-2 of our reports dated March 25, 2004 (November 10, 2004 as to Notes 17 and 18 of the consolidated financial statements) (which reports express an unqualified opinion and include explanatory paragraphs referring to the Company's adoption of Statement on Financial Accounting Standards No. 142, "Goodwill and Other Intangibles", and referring to the consolidated financial statements being restated), appearing in the Annual Report on Form 10-K/A of FIND/SVP, Inc. for the year ended December 31, 2003, and to the reference to us under the heading "Experts" in the Prospectus, which is part of such Registration Statement.

/s/ Deloitte & Touche LLP

New York, NY
November 10, 2004